Exhibit 99.2

TIME SENSITIVE	PROXY SOLICITED BY MANAGEMENT
Deadlines noted on reverse.
Annual and Special Meeting
of Shareholders on April 21, 2010

The undersigned holder of Common Shares (the “Shareholder”) of Encana Corporation (“Encana”) HEREBY APPOINTS David P. O’Brien, Chairman of the Board, or failing him Randall K. Eresman, President & Chief Executive Officer, or instead of either of the foregoing,                                                                                           as proxyholder (the “Proxyholder”), for and in the name of the undersigned, with full power of substitution, to attend, vote and act on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Encana to be held on April 21, 2010 (the “Meeting”) at 2:00 p.m. (Calgary time) for holders of record on March 9, 2010, and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any continuation thereof.

A Shareholder entitled to vote at the Meeting may appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in this form of Proxy. To exercise this right, the names of David P. O’Brien and Randall K. Eresman should be crossed out and the name of the Shareholder’s Proxyholder should be legibly printed in the blank space provided above.

Without limiting the general powers conferred, the undersigned directs the Proxyholder to vote the Encana Common Shares represented by this form of Proxy in the manner indicated below:

1.	ELECTION OF DIRECTORS: ☐ VOTE FOR all nominees listed below (or vote for individual nominees below).

	FOR	WITHHOLD

01 Peter A. Dea	☐	☐
02 Randall K. Eresman	☐	☐
03 Claire S. Farley	☐	☐
04 Fred J. Fowler	☐	☐
05 Barry W. Harrison	☐	☐
06 Suzanne P. Nimocks	☐	☐
07 David P. O’Brien	☐	☐
08 Jane L. Peverett	☐	☐
09 Allan P. Sawin	☐	☐
10 Bruce G. Waterman	☐	☐
11 Clayton H. Woitas	☐	☐

2.	APPOINTMENT OF AUDITORS - PRICEWATERHOUSECOOPERS LLP at a remuneration to be fixed by the Board of Directors.	☐	Vote For	☐	Withhold Vote

3.	AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN (as described on pages 11-13).	☐	Vote For	☐	Vote Against

4.	CONFIRMATION OF AMENDMENTS TO BY-LAW NO. 1 (as described on page 13)	☐	Vote For	☐	Vote Against

All of the above are described in the accompanying Information Circular.

If no choice is specified for any of the above matters and another individual is not designated as a Proxyholder, then David P. O’Brien or, failing him, Randall K. Eresman will vote FOR items 1, 2, 3 and 4.

The undersigned revokes any proxies previously given to vote the Encana Common Shares covered by this form of Proxy.

DATED this          day of                   , 2010.

(If no date is shown, this form of Proxy is deemed to have been dated the day on which Encana mailed it to the Shareholder.)

Please print the name of the Shareholder.	Signature of the Shareholder or duly authorized person.

If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournments thereof, this form of Proxy confers discretionary authority upon the Proxyholder to vote on such amendments, variations or other matters as the Proxyholder sees fit.  At the date of the Notice of Meeting, the management of Encana knows of no such amendments, variations or other matters to come before the Meeting.

See other side for voting options AND other important information.

VOTE BY MAIL:  DEADLINE — MUST BE RECEIVED BY APRIL 19, 2010 (2:00 P.M. CALGARY TIME)

Please date this form of Proxy and sign exactly as the name appears in Box 1 below.  If the Encana Common Shares are held jointly, any one of the joint owners may sign. In the case of a Shareholder which is a body corporate or an association, the Proxy must be executed by a duly authorized officer or by an authorized attorney.  When signing as executor, administrator, guardian, trustee or attorney, please give full title as such.  A notarially certified copy of the letters probate, letters of administration, power of attorney, or other authority under which this form of Proxy is signed must be deposited with this form of Proxy.

To be treated as valid, this form of Proxy must be properly completed as specified herein and received by CIBC Mellon Trust Company no later than 2:00 p.m. (Calgary time) on April 19, 2010 via mail (postage prepaid self-addressed envelope is enclosed), or otherwise delivered to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue SW, Calgary, Alberta T2P 2Z1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

OR                          VOTE BY PHONE:  DEADLINE — APRIL 19, 2010  (2:00 P.M. CALGARY TIME)

To vote by phone, use any touch-tone phone to transmit your voting instructions.  Phone toll-free 1-866-271-1207 (English and French) and follow the instructions the Vote Voice provides you.  Have this form of Proxy available when you call.  Your 13-digit Control Number is located in Box 2 below.

OR                          VOTE BY FAX:  DEADLINE — APRIL 19, 2010  (2:00 P.M. CALGARY TIME)

To vote by fax, send your voting instructions to 1-866-781-3111 (toll free in Canada and the United States) or to
1-416-368-2502 (from outside Canada and the United States). If faxing, you MUST SEND IN BOTH SIDES of your proxy form as your shareholder account information is needed to process your vote.

OR                          VOTE BY INTERNET:  DEADLINE — APRIL 19, 2010 (2:00 P.M. CALGARY TIME)

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of Proxy available when you access the website at www.eproxyvoting.com/encana.  You will be prompted to enter your 13-digit Control Number which is located in Box 2 below.  You may also appoint a person other than the persons designated on this form of Proxy by following the instructions provided on the website.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ENCANA FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 2010.  THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.

Box 1		Box 2

Control Number

If you have any questions, please call CIBC Mellon Trust Company toll free at 1-866-580-7145 in Canada or the U.S. or at 1-416-643-5990 outside North America.